Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine to Present at 2017 Biotech Showcase Conference

Halifax, Nova Scotia January 4, 2017 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage vaccine and immunotherapy company, today announced that it will participate in the 9th Annual Biotech Showcase Conference in San Francisco, CA. This event takes place January 9–11, 2017, at the Hilton San Francisco Union Square.

Chief Executive Officer Frederic Ors is scheduled to present a corporate overview and update on Monday, January 9, at 9:00 a.m. PT in Room 8. The presentation will be available on Immunovaccine’s website at www.imvaccine.com following the meeting.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops cancer immunotherapies and infectious disease vaccines based on the Company’s DepoVax™ platform, a patented delivery agent that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1/1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer, as well as a Phase 2 study in recurrent lymphoma. The Company is also advancing an infectious disease pipeline including innovative vaccines for respiratory syncytial virus (RSV), and currently has clinical projects ongoing to assess the potential of DepoVax™ to address malaria and the Zika virus. Connect at www.imvaccine.com.

Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Frederic Ors, Chief Executive Officer

T: (902) 492-1819 E: info@imvaccine.com

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